GPB AUTOMOTIVE PORTFOLIO, LP 535 W 24th Street, 6th Floor New York, NY 10011

September 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GPB Automotive Portfolio, LP
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 16, 2021
File No. 000-56285

Ladies and Gentlemen::

On behalf of GPB Automotive Portfolio, LP. (the “Partnership” or “GPB”), we hereby respond to the Staff’s comment letter, dated August 31, 2021, regarding the above referenced Amendment No. 2 to Registration Statement on Form 10-12G filed on August 16, 2021. Please note that we are simultaneously filing Amendment No. 3 to the Registration Statement on Form 10-12G (“Amendment No. 3”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to the comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form 10-12G, filed August 16, 2021

Item 11. Description of Registrant's Securities to be Registered

Other Securities – Additional Class of LP interest, page 94

1.	We note your response to comment 4, and your amended disclosure on page 94. Removing your reference to Item 9, and disclosing that "[t]he rights and preferences of Class A and Class A-1 Units, including among others, voting rights and distribution rights, are as set forth in this 'Item 11. Description of Registrant's Securities to be Registered' and there are no other rights or preferences except as described in this Item 11." However, we were unable to find a description of the voting rights and distribution rights in Item 11. Further, we note your disclosure on page 95 that "[t]he Limited Partners do not have voting rights except in certain situations specified in the LPA." Therefore, please amend your disclosure in Item 11 to describe the distribution and voting rights of the Class A and Class A-1 Units, including the specific situations under which holders have voting rights pursuant to the LPA. See Item 202 of Regulation S-K.

In Amendment No. 3, the disclosure in Item 11 under the heading "Description of Registrant's Securities to be Registered" was amended as follows (new text is underlined):

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

September 9, 2021

Voting Rights of Limited Partners

The Limited Partners do not have voting rights except in certain situations specified in the LPA, as described below:

•	Actions in Contravention of the General Partner's Authority. Section 3.2(a) of the LPA provides that the General Partner does not have the authority, right, power or privilege to do or undertake any act in contravention of the LPA without the approval of a Majority of Limited Partners. Section 2.1 defines “Majority of Limited Partners” to mean Limited Partners holding Units representing at least fifty percent (50%) of the aggregate Allocation Percentages of all Limited Partners who are eligible to vote or grant their consent or approval with respect to the applicable matter.

•	Removal of the General Partner. Section 3.10(a) of the LPA provides that the General Partner may be removed as the Partnership’s general partner upon the affirmative vote of at least 20% of the Limited Partners who are not Affiliates of the General Partner to remove the General Partner if any of the following events occur: (i) a final, non-appealable judicial determination that the General Partner has committed fraud, gross negligence or willful misconduct which has a material impact on the Partnership, or (ii) (A) an action or proceeding under the United States Bankruptcy Code is filed against the General Partner and (I) such action or proceeding is not dismissed within ninety (90) days after the date of its filing or (II) the General Partner files an answer acquiescing in or approving of such action or proceeding, (B) an action or proceeding under the United States Bankruptcy Code is filed by the General Partner or (C) a receiver or conservator is appointed to take control of the General Partner or all or a substantial portion of its property. Section 3.10(c) of the LPA further provides that a Majority of Limited Partners shall select, in writing, any Person to be a successor General Partner of the Partnership, and such Person shall be granted a Profits Interest as of such date.

•	Meetings and procedures for voting. Section 4.3 of the LPA states that (a) the General Partner may call a meeting of the Limited Partners from time-to-time by delivering to the Limited Partners notice of the time and purpose of the meeting at least ten days before the day of the meeting. Each meeting of Limited Partners shall be conducted by the General Partner. Meetings may be held by telephone conference or other electronic means and participation by a Limited Partner in a meeting by telephone conference or other electronic means shall constitute presence of that Partner. Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy will be revocable at the pleasure of the Limited Partner executing it; and (b) whenever action is required by the LPA to be taken by, or with the approval of, any Limited Partners, such action will be deemed to be valid if taken upon the written vote or written consent of those Limited Partners whose Allocation Percentages represent the specified Allocation Percentages required by the LPA, the Delaware Revised Uniform Limited Partnership Act (the "DRULPA"), or the Exchange Act and rules thereunder to take or approve such action. Whenever action is required by the LPA to be taken by a specified percentage in interest of a specified class or group of Limited Partners, such action will be deemed to be valid if taken upon the vote or written consent of those Limited Partners of such class or group whose Allocation Percentages represent the specified percentage of the aggregate Allocation Percentages of all Limited Partners of such class or group. Except as expressly provided herein (or as may be required by the Exchange Act and rules thereunder), no class of, or enumerated category of, Limited Partners shall be entitled to vote or consent separately as a class with respect to any matter.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

September 9, 2021

•	Indemnification. Section 9.3(c) of the LPA provides that the Partnership may indemnify an Indemnitee (as defined in the LPA) against, or make contribution in respect of, losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts incurred by an Indemnitee on a basis other than that described in Section 9.3 of the LPA if such indemnification or contribution is approved by a Majority of Limited Partners.

•	Assignment of the General Partner's Units. Section 10.4 of the LPA provides that the General Partner shall not Transfer any portion of its interest in the Partnership (other than to an Affiliate of the General Partner) without the consent of the Majority of Limited Partners. Section 2.1 defines “Transfer” to mean a sale, assignment, transfer, gift, encumbrance, hypothecation, mortgage, pledge, exchange or any other conveyance or disposition by law or otherwise, voluntarily or involuntarily.

•	Election to Continue the Partnership. Section 11.2 of the LPA provides that to the extent permitted by the DRULPA, upon the occurrence of an event described in Section 11.1(b)(2) (the expiration of the Partnership Term), (3) (the sale of all or substantially all of the Partnership's assets), (4) (written consent of all Partners to wind up and terminate the Partnership) or (5) (an event of withdrawal by the General Partner (or, where the General Partner is removed under Section 3.10, the failure of the Limited Partners to appoint a successor general partner), the Partnership will not be wound up and its business will be continued, and its properties and assets will not be liquidated, if, within 90 days (or such longer period permitted by law) after the occurrence of such event, a Supermajority of Limited Partners agree in writing to continue the Partnership and, if there is no remaining general partner of the Partnership, to elect a Person to be admitted to the Partnership as successor general partner thereof, who will be required to acquire at least a one-tenth of one percent (0.1%) interest in the capital, profits and losses of the Partnership and assume all of the obligations of the General Partner. Upon the satisfaction of all conditions necessary to the continuation of the Partnership, including the admission of a successor general partner thereof and the amendment of the Partnership’s Certificate to the extent required by applicable law, the Partnership will be continued without any further consent or approval of any Partner, in which case the Partnership will continue to conduct the business of the Partnership with the Partnership’s properties and assets in accordance with, and the Partnership and interests of the Partners will continue to be governed by, the terms of the LPA. If the business of the Partnership is continued pursuant to Section 11.2, any withdrawing General Partner’s interest in the Partnership shall be converted into the interest of a Limited Partner, and the interest in the Partnership acquired by the successor general partner will (if acquired from the Partnership) reduce the interests of all other Partners (including the withdrawing General Partner) ratably in relation to their interest in the Partnership prior to such reduction. Section 2.1 defines “Supermajority of Limited Partners” to mean Limited Partners holding Units representing at least sixty-six and two-thirds percent (66 2/3%) of the aggregate Allocation Percentages of all Limited Partners who are eligible to vote or grant their consent or approval with respect to the applicable matter.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

September 9, 2021

•	Amendments to the LPA. Section 13.1 of the LPA provides that the LPA generally may be modified or amended only with the written consent of the General Partner and the Majority of Limited Partners; provided, however, that: (a) the General Partner has the power, without the consent of the Limited Partners, to amend the LPA as may be required to (i) reflect the admission, substitution, termination, or withdrawal of Partners or of additional classes of Units in accordance with the LPA; (ii) subject to Section 13.1(c), cure any ambiguity, correct or supplement any provision in the LPA not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the LPA that will not be inconsistent with the law or with the provisions of the LPA, provided that that no such amendment will materially adversely affect the Limited Partners; (iii) add, amend or delete provisions of the LPA which addition, amendment or deletion is, in the opinion of counsel to the Partnership, for the protection of or otherwise to the benefit of the Limited Partners; (iv) take such actions (if any) as may be necessary to ensure that the Partnership will be treated as a partnership for federal income tax purposes and not be required to register as an investment company under the 1940 Act; (v) reflect the proposal or adoption of regulations under Code §704(b) or Code §704(c) or otherwise to preserve or achieve uniformity of the Units, provided that such amendment would not have a material adverse effect on the Limited Partners or the Partnership and is consistent with the principles of Code §704; and (vi) make such amendments or deletions to take into account the effect of any change in, amendment of or repeal of any applicable legislation, which amendments, in the opinion of counsel to the Partnership, do not and will not materially adversely affect the interests of the Limited Partners; (b) if any such amendment would cause the dissolution of the Partnership prior to the time set forth in Section 11.1, the LPA may not be amended without the consent of each Partner adversely affected; (c) no amendment that would cause the Partnership to fail to be treated as a limited partnership for state law purposes or change the limited liability status of any Limited Partner or that would change the participation of any Limited Partner in the income, gain, loss, deductions, expenses, credits, capital or distributions of the Partnership or that would otherwise adversely affect in any respect the financial or economic terms to which a Limited Partner is entitled as of the date such Limited Partner was admitted to the Partnership may be made without the written consent of such Limited Partner (except for amendments to admit Limited Partners pursuant to the terms of the LPA); (d) no amendment that would cause the Partnership to fail to be treated as a partnership for federal income tax purposes may be made without the consent of all Partners; (e) no amendment shall be made that has the effect of increasing the Capital Contribution of any Limited Partner or reducing its share of distributions made by the Partnership without the consent of each Limited Partner adversely affected; and (f) no amendment may be made to change the Allocation Percentage required for any consents required hereunder to the taking of any action, unless such amendment is approved by the Limited Partners holding aggregate Allocation Percentages equal to or in excess of the required amount.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

September 9, 2021

Distributions to Limited Partners

After payment of any tax distributions and payment and reservation of all amounts deemed necessary by the General Partner in its sole discretion, the Partnership has generally made Class A and Class A-1 ordinary cash distributions at a rate of 8% of each Limited Partners’ adjusted Units per annum. Adjusted Units are calculated based on gross capital contributions of $50,000 less 11% selling fees equaling 1 adjusted unit. For example, if a Limited Partner subscribed into Class A for $50,000 with 11% selling fees with a net capital contribution of $44,500, that investor would receive a yearly distribution of $4,000. The calculation for this Limited Partner is 1 unit multiplied by the 8% distribution rate. A Class B and Class B-1 investor has received ordinary cash distributions at a rate of 8.7% of gross capital contributions. As of December 31, 2020 and through the date of this filing, none of the Limited Partners have reached the second tier of priority noted below (capitalized terms herein shall have the definition in accordance with the LPA and PPM).

•	First, 100% to the Limited Partners, in proportion to their respective Net Capital Contributions, until each Limited Partner has received cumulative distributions equal to such Limited Partners’ Net Capital Contribution Amount;

•	Second, 100% to the Limited Partners, in proportion to their respective Unreturned Capital Contributions, until each Limited Partner has received cumulative distributions equal to such Limited Partners’ aggregate Capital Contributions;

•	Third, 100% to the Limited Partners, in proportion to their respective Accrued Preferred Returns, until each Limited Partner has received cumulative distributions equal to the sum of such Limited Partners’ aggregate Capital Contributions and Limited Partner Preferred Return;

•	Fourth, 100% to the Special Partner until the cumulative distributions made to the Special Partner equal 20% of the sum of all amounts distributed to each Limited Partner in excess of such Limited Partners’ Net Capital Contribution Amount and to the Special Partner and;

•	Thereafter, amounts available for distribution by the Partnership will be distributed 80% to the Limited Partners and 20% to the Special Partner, with such amounts distributed to the Limited Partners in proportion to their respective aggregate Capital Contributions.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

September 9, 2021

In the first quarter of 2019, the Partnership transitioned to a quarterly dynamic distribution rate, which will be paid in arrears. The General Partner will determine distribution amounts, if any, following the end of the calendar quarter, and will generally pay out distributions prior to the end of the subsequent quarter. Distribution rates under this policy will likely fluctuate from quarter to quarter based on, among other things, the performance of the Partnership. As a result, Limited Partners should not expect distribution rates to remain consistent at the current rate, or at any rate decided upon thereafter. In accordance with the first step of the Partnership’s distribution waterfall, all of the Partnership’s distributions made to date have been a return of capital contributions made to the Partnership by investors. The source of these return of capital distributions have included, and may in the future continue to include, cash flow from operations and investor contributions. The change in the Partnership’s distribution policy reinforces the alignment between Limited Partners and GPB to improve fund performance and maximize value to our Limited Partners. As of February 2020, all distributions need to be approved by the Monitor until further notice.

General

2.	We note your response to comment 3, and your amended disclosure that "[a]s of March 31, 2021, the approximate number of holders of Class A Units was 3,548, of Class A-1 Units was 2,442, of Class B Units was 497, and of Class B-1 Units was 355." Therefore, it appears you were required to register your Class A and Class A-1 Units pursuant to Section 12(g) of the Exchange Act, and as such, incurred a reporting obligation under the federal securities laws. In this regard, in an appropriate place in your filing, please clearly disclose that you are obligated to report, and provide risk factor disclosure that, in the past, you have been unable to do so in a timely manner.

In Amendment No. 3, the disclosure in Item 9 under the heading "Market Information" was amended as follows (new text is underlined):

The Partnership was required under federal securities laws to file a Form 10 and thereafter file periodic reports pursuant to Section 12(g) of the Exchange Act after the end of the first fiscal year in which it first had more than 2,000 holders of record of any Class of Units. The Partnership has had more than 2,000 holders of record of Class A Units, and more than 2,000 holders of record of Class A-1 Units, for a few years. As noted under the heading "Legal Proceedings" in Item 8, and elsewhere in this Form 10, the SEC Division of Enforcement has filed a lawsuit against the General Partner of the Partnership. One of the SEC's allegations against the General Partner was the failure to timely file reports pursuant to Section 12(g) of the Exchange Act. The Partnership attempted to address the violation of these reporting obligations by filing this Form 10 on May 14, 2021.

In addition, we have modified the Item 1A - Risk Factor ("We and the General Partner are involved in material litigation arising from the operations of the Partnership and we and our dealerships are subject to litigation risk relating of the automotive retail business operations. Resolving litigation disputes can be costly and time consuming.") to be consistent with the foregoing revisions:

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

September 9, 2021

The Partnership was required under federal securities laws to file a Form 10 and thereafter file periodic reports pursuant to Section 12(g) of the Exchange Act. The Partnership failed to file a Form 10 until May 14, 2021. Owners of Class A Units and Class A-1 Units would have lacked material information about the Partnership prior to the filing of the Form 10 and may have been harmed by the Partnership's delay in filing. The SEC has filed a lawsuit against the General Partner, and one of the allegations in the lawsuit was the Partnership's failure to file Form 10 when required. The Partnership has incurred expenses in indemnifying the General Partner for its attorney's fees and costs in that lawsuit, and will continue to incur expenses in that regard.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please contact the undersigned at (877) 489-8484, or our outside counsel, Jonathan Awner of Akerman LLP at (305) 982-5615.

Sincerely,

GPB Automotive Portfolio, LP

By: GPB Capital Holdings, LLC, its General Partner

By:	/s/ Robert Chmiel
Robert Chmiel,
Chief Financial Officer

cc:	Scott Anderegg
United States Securities and Exchange Commission

Katherine Bagley,
United States Securities and Exchange Commission

Michael Emanuel, General Counsel
GPB Automotive Portfolio, LP

Jonathan L. Awner, Esq.
Akerman LLP